UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Union Street Acquisition Corp.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

908536-10-5

(CUSIP Number)

Union Street Acquisition Corp.

102 Union Street

Alexandria, VA 22314

(703) 682-0730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007

Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Union Street Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

3,031,250[1]
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

3,031,250
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

3,031,250
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

OO

[1]

This does not include the warrants owned by USCM. Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such warrants. The warrants will expire at 5:00 p.m., New York City time, on February 5, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

A. Clayton Perfall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

3,031,250[2]
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

3,031,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

3,031,250
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

IN

[2]

This does not include the warrants owned by USCM. Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such warrants. The warrants will expire at 5:00 p.m., New York City time, on February 5, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Anne Perfall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

3,031,250[3]
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

3,031,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

3,031,250
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

IN

[3]

This does not include the warrants owned by USCM. Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such warrants. The warrants will expire at 5:00 p.m., New York City time, on February 5, 2011.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian Burke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

3,031,250[4]
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

3,031,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

3,031,250
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

IN

[4]

This does not include the warrants owned by USCM. Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such warrants. The warrants will expire at 5:00 p.m., New York City time, on February 5, 2011..

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew Fletchall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

3,031,250[5]
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

3,031,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SHARES

3,031,250
12	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%
14	TYPE OF REPORTING PERSON

IN

[5]

This does not include the warrants owned by USCM. Each warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such warrants. The warrants will expire at 5:00 p.m., New York City time, on February 5, 2011.

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Union Street Acquisition Corp. (the “Issuer”). Also referenced below are warrants to purchase Common Stock that were issued prior to the Issuer’s 2007 initial public offering (“IPO”). The address of the principal executive offices of the Issuer is 102 Union Street, Alexandria Virginia 22314.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is filed on behalf of each the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

Union Street Capital Management, LLC (“USCM”),

A. Clayton Perfall (“Perfall”),

Anne Perfall (“Ms. Perfall”),

Brian H. Burke (“Burke”), and

Matthew Fletchall (“Fletchall”).

USCM, Perfall, Ms. Perfall, Burke and Fletchall are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to 3,031,250 shares of Common Stock held by USCM.

USCM is a Delaware limited liability company whose members are family trusts associated with Perfall and Ms. Perfall and each of Mr. Burke and Mr. Fletchall individually.

Perfall is now serving as the Issuer’s Chairman, President and Chief Executive Officer. Burke is now serving as the Issuer’s Chief Financial Officer, Treasurer and Director. Fletchall is now serving as the Issuer’s Vice President of Corporate Development and Secretary. Ms. Perfall has no position with the Company. USCM provides administrative services to the Issuer, but otherwise has no business activities other than sponsoring the Issuer. Perfall, Ms. Perfall, Burke and Fletchall are citizens of the United States of America.

The business address of USCM, Perfall, Ms. Perfall, Burke and Fletchall is 102 Union Street, Alexandria, Virginia 22314.

None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

None of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws during the past five years.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 24, 2006, USCM purchased 3,125,000 shares of Common Stock for $25,000 in cash at a purchase price of $0.008 per share. Subsequently, on August 7, 2006, USCM transferred 31,250 shares of the Common Stock to each of John T. Schwieters and David B. Kay (two of the Issuer’s independent directors) for $250 in cash, a purchase price of $0.008 per share and an aggregate purchase price of $500. On October 6, 2006, USCM transferred an additional 31,250 shares of Common Stock to the Issuer’s newly elected independent director, Eran Broshy, for $250 in cash, a purchase price of $0.008 per share. When the Issuer identifies one additional outside director, USCM will transfer shares to this director in the same amount and on the same terms as those extended to Mr. Schwieters, Mr. Kay and Mr. Broshy.

On February 8, 2007, in connection with the IPO, USCM purchased an aggregate of 3,000,000 warrants at a purchase price of $1.00 per unit (the “Warrants”). Each Warrant entitles USCM to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share. The Warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such Warrants. The Warrants will expire at 5:00 p.m., New York City time, on February 5, 2011 or earlier, upon redemption by the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of Common Stock and Warrants for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares of Common Stock or Warrants. The Reporting Persons reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock or Warrants which he now owns or may hereafter acquire.

At the date of this statement, the Reporting Persons, except as set forth in this statement and consistent with the Reporting Persons’ position with the Issuer, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those actions enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

(a) All share ownership data in this Item 5 includes shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.

As of the date of this statement, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 3,031,250 shares of Common Stock, which represents approximately 19.5% of the Common Stock outstanding as of the date of this statement.

(b) USCM has sole voting and dispositive power with respect to 3,031,250 shares of Common Stock. In addition, Perfall, Ms. Perfall, Burke and Fletchall may be deemed to share voting and dispositive power with respect to 3,031,250 shares of Common Stock.

(c) Transactions for the 60 days prior to the date of this Schedule 13D:

Transaction Date	Quantity of Common Stock	Type of Transaction	Price Per Share
2/8/2007	3,000,000 warrants, each exercisable into one share of Common Stock	Private Placement	Each warrant is exercisable into one share of Common Stock at an exercise price of $6.00

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Escrow of Existing Stockholders’ Shares. Prior to the Issuer’s IPO, the Issuer issued 3,125,000 shares of Common Stock to its founding stockholder. All of the shares issued to the Issuer’s founding stockholders prior to the Issuer’s IPO (including the 3,025,000 shares of Common Stock owned by the Reporting Persons) remain in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement. These shares of Common Stock and Warrants will not be transferable during the escrow period except for transfers to the Issuer’s executive officers and directors, certain controlled affiliates of the Issuer’s executive officers or directors and transfers to family members and trusts for estate planning purposes and upon death of the owner thereof. Any shares or warrants held by these transferees remain subject to the escrow agreement. The shares of Common Stock will not be released from escrow for the period one year following the consummation of the Issuer’s initial business combination, and the Warrants will not be released from escrow until the consummation of the Issuer’s initial business combination, unless the Issuer were to consummate a transaction after the consummation of the initial business combination which results in all of the stockholders of the combined entity having the right to exchange their shares of Common Stock for cash, securities or other property.

As a result, the Issuer’s executive officers, directors and existing stockholders will not, without the prior written consent of Banc of America Securities LLC, directly or indirectly, prior to the release of the shares of Common Stock and warrants from escrow:

•	offer, pledge, sell, or contract to sell any Common Stock or Warrants;

•	sell any option or contract to purchase any units, Common Stock or Warrants;

•	purchase any option or contract to sell any Common Stock or Warrants;

•	grant any option, right, or warrant for the sale of any Common Stock or Warrants;

•	lend or otherwise dispose of or transfer any Common Stock or Warrants;

•	request or demand that the Issuer file a registration statement related to the Shares or Warrants; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock or warrants, whether any such swap or transaction is to be settled by delivery of securities, in cash or otherwise.

Registration Rights Agreement. The Reporting Persons are parties to a registration rights agreement with the Issuer pursuant to which USCM will be entitled to make up to three demands that the Issuer registers the 3,031,250 shares of Common Stock and 3,000,000 Warrants and the shares for which they are exercisable. USCM may elect to exercise its registration rights at any time beginning on the date three months prior to the date on which the applicable escrow period expires. The escrow period for the shares of Common Stock expires on the date that is one year after the consummation of the initial business combination. The escrow period for the Warrants and the shares for which they are exercisable expires at the consummation of an initial business combination. In addition, USCM has certain “piggy-back” registration rights with respect to the shares held by them on registration statements filed by the Issuer on or subsequent to the expiration of the applicable escrow period and unlimited registration rights with respect to a registration statement on Form S-3. The Issuer bears the expenses incurred in connection with the filing of any registration statement.

Warrants. Each Warrant entitles the registered holder to purchase one share of the Issuer’s Common Stock at a price of $6.00 per share, subject to adjustment as discussed below. The Warrants will become exercisable on the later of the consummation of an initial business combination, or February 5, 2008 unless the Issuer elects to redeem such warrants.

The Warrants will expire at 5:00 p.m., New York City time, on February 5, 2011.

The Issuer may call the Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice; and

•

only if the last sales price of the Common Stock on the American Stock Exchange, or other national securities exchange on which the Common Stock may be traded, equals or exceeds $11.50 per share for any 20 trading days within a 30-trading-day period ending three business days before the Issuer sends the notice of redemption, and a registration statement under the Securities Act relating to the shares of Common Stock issuable upon exercise of the Warrants is effective and expected to remain effective to and including the redemption date and a prospectus relating to the shares of Common Stock issuable upon exercise of the Warrants is available for use by the public warrant holders and expected to remain available for use to and including the redemption date.

The right to exercise the Warrants will be forfeited unless they are exercised before the date specified in the notice of redemption. From and after the redemption date, the record holder of a Warrant will have no further rights except to receive, upon surrender of the Warrants, the redemption price.

The exercise price and number of shares of Common Stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a stock dividend, or the Issuer’s recapitalization, reorganization, merger, or consolidation. However, the Warrants will not be adjusted for issuances of Common Stock at a price below their respective exercise prices.

Voting Agreement. The Issuer’s executive officers, directors and existing stockholders have agreed to vote the shares of Common Stock acquired by them, either for or against an initial business combination in the same manner as the majority of the shares of Common Stock are voted by the Issuer’s public stockholders. The existing stockholders have also agreed that they will not be eligible to exercise conversion rights with respect to those shares. In addition, the Issuer’s executive officers, directors and existing stockholders have agreed that they will vote any shares they purchase in the open market in favor of an initial business combination. As a result, an officer, director or existing stockholder who acquires shares must vote those shares in favor of the proposed initial business combination with respect to those shares, and will therefore not be eligible to exercise conversion rights for those shares if the Issuer’s initial business combination is approved by a majority of the Issuer’s public stockholders.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 - Joint Filing Agreement, dated February 12, 2007 by and among Union Street Capital Management, LLC, A. Clayton Perfall, Anne Perfall, Brian H. Burke, and Matthew Fletchall, filed herewith.

Exhibit 99.2. Specimen Warrant Certificate (included as Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-136530), and incorporated herein by reference).

Exhibit 99.3. Escrow Agreement by and among Continental Stock Transfer and Trust Company, Union Street Capital Management, LLC and the Issuer’s Directors (included as Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-136530), and incorporated herein by reference).

Exhibit 99.4 Registration Rights Agreement by and among Union Street Acquisition Corp., Union Street Capital Management, LLC and the Issuer’s Directors (included as Exhibit 10.4 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-136530), and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2007.	UNION STREET CAPITAL MANAGEMENT, LLC

/s/ A. Clayton Perfall
	By:	A. Clayton Perfall

/s/ A. Clayton Perfall
A. Clayton Perfall

/s/ Anne Perfall
Anne Perfall

/s/ Brian H. Burke
Brian H. Burke

/s/ Matthew C. Fletchall
Matthew C. Fletchall

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)